Exhibit 4.1

TROVAGENE, Inc.
STOCK AWARD AGREEMENT

This Stock Award Agreement (this “Agreement”), is made effective as of August 15, 2017 (the “Date of Grant”), by and between Trovagene, Inc., a Delaware corporation (the “Company”), and William J. Welch (the “Participant”).

RECITALS

WHEREAS, the Company has previously adopted the 2014 Equity Incentive Plan (as such plan may be amended, restated or otherwise modified from time to time, the “Plan”), which is incorporated herein by reference and made a part of this Agreement as further described in Section 8 of this Agreement, and capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Plan; and

WHEREAS, the Participant is an employee of the Company as of the date hereof; and

WHEREAS, the Board of Directors of the Company (the “Board”) has determined that it is in the best interests of the Company to make a series of awards to the Participant of shares of common stock of the Company (“Common Stock”), subject to certain continuing employment requirements and other terms provided for herein and in the Plan.

NOW THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1.	Award of Shares.

2.

(a)
Subject to the terms and conditions of this Agreement and the Plan, on the Date of Grant the Company hereby grants to the Participant 745,392 shares of Common Stock (the “Award Shares”), which award shall be subject to adjustment as set forth in Section 3 hereof and Section 7 of the Plan. The grant of Award Shares on the Date of Grant is hereafter referred to as “Grant #1.”

(b)
In addition to Grant #1, the Company agrees to make additional grants (the “Additional Grants”) of Award Shares on the grant dates indicated below (“Grant Dates”), if Participant continues to be employed on such Grant Dates, which shall be subject to the same terms and conditions specified in this Agreement for Grant #1, including without limitation the Tax Payment provided in Section 14 hereof. It is intended that, in the aggregate, the Additional Grants will increase Participant’s ownership to five percent (5%) of the shares of Common Stock issued and outstanding and the number of shares indicated below for Grants #2 through #9 will be adjusted in accordance with Section 3 hereof as necessary to achieve this intent. The Additional Grants will be made at least as rapidly as provided in the following schedule, but the Compensation Committee of the Board in its discretion may decide to make such Additional Grants at an earlier date or dates, subject to Participant’s continued employment on such Grant Dates:

Grant #	Grant Date	Number of Shares	Percentage of Shares Outstanding
Grant #2	January 15, 2018	152,021	0.375%
Grant #3	April 15, 2018	152,021	0.375%
Grant #4	July _15, 2018	152,021	0.375%
Grant #5	October 15, 2018	152,021	0.375%
Grant #6	January 15, 2019	152,021	0.375%
Grant #7	April _15, 2019	152,021	0.375%
Grant #8	July 15, 2019	152,021	0.375%
Grant #9	October 15, 2019	152,018	0.375%

3.
Vesting of Award Shares. The Award Shares shall be 100% vested on the Date of Grant and each subsequent Grant Date. The right to the additional Grants will be subject to the Participant’s continued employment with the Company on each applicable Grant Date. Each of the Additional Grants shall be 100% vested on the Date of Grant.

4.
Anti-Dilution Protection. To the extent any event occurs that would cause the Restricted Shares (including Grant #1 and the Additional Grants) to constitute less than five percent (5%) of the aggregate Common Stock issued and outstanding through the period that includes the last Grant, the Company shall adjust the Additional Grants that have not been awarded to award to the Participant such additional number of shares of Common Stock as are necessary to maintain such percentage to reflect such dilution, which adjusted Additional Grants shall be subject to the same vesting and other terms and conditions specified in this Agreement, including without limitation the Tax Payment provided in Section 14 hereof.

5.
Termination of Service and Forfeiture of Award Shares. If the Participant ceases to serve as an employee of the Company (for any or no reason), all Award Shares which the Participant has received shall be subject to the applicable repurchase provisions set forth herein and, except as otherwise provided in Section 15 hereof, the Participant shall not be entitled to any Additional Grants after such termination of employment date.

6.
Rights as Holder of Award Shares. The Participant shall be the record owner of the Award Shares granted pursuant to this Agreement unless and until such Award Shares are (a) repurchased in connection with termination of the Participant’s employment pursuant to, and in accordance with, Section 7 hereof, or (b) transferred in accordance with Section 6 hereof. As a record owner of the Award Shares, the Participant shall be entitled to all rights of a holder of Award Shares as provided in this Agreement and the Plan; provided, however, that the Participant shall not be (i) eligible to receive dividends or other distributions with respect to the Award Shares until such Award Shares become vested, or (ii) entitled to vote at meetings of the Company’s shareholders with respect to the Award Shares until such Award Shares become vested. Dividends or other distributions with respect to the Award Shares that are unvested will be paid to the Participant at the time such Award Shares become vested and if such Award Shares fail to vest any dividends or other distributions with respect thereto shall be forfeited. The Participant is obligated to become a party to any agreement approved by the Board with respect to a Change in Control.

7.
Transferability. The Participant may transfer, directly or indirectly, any Award Shares only in accordance with the Plan and this Agreement. Any purported assignment, transfer or grant by the Participant, directly or indirectly, of any Award Shares in contravention of the Plan and this Agreement shall be entirely null and void.

8.	Call Rights.

(a)
Upon the date the Participant ceases to serve as an employee of the Company for any reason (a “Call Event Date”), the Company may elect (the “Call Right”) to repurchase all or any portion of the vested Award Shares held by the Participant on the Call Event Date, in accordance with the terms and conditions set forth in this Section 7. The Company may exercise the Call Right by delivering written notice to the Participant within twelve (12) months following the Call Event Date.

(b)
The purchase price to be paid by the Company to the Participant for each vested Restricted Share repurchased as a result of the Company’s exercise of the Call Right will be the Fair Market Value of such Restricted Share as of the date of the Company’s written notice of exercise to the Participant. The Company will pay for the vested Award Shares to be purchased by it pursuant to the Company’s exercise of the Call Right, at its option, after offset of bona fide debts owed by the Participant, by a check or wire transfer of immediately available funds. The Company will be entitled to receive customary representations and warranties from the Participant regarding such sale, including, without limitation, with respect to title and freedom from encumbrances. The closing of the purchase of the Award Shares pursuant to the Company’s exercise of the Call Right shall take place on the date designated by the Company, which date shall not be more than thirty (30) days nor less than five (5) days after the date of the written notice of exercise to the Participant. If the Company elects to defer the closing date to more than fifteen (15) days after the date of the written notice of exercise to the Participant, then (a) any portion of the applicable payment that shall not have been made as of fifteen (15) days after the date of the written notice of exercise to the Participant shall accrue interest at a rate of fifteen percent (15%) per annum, from and including the date that is fifteen (15) days after the date of the written notice of exercise, through and including the payment date. For purposes of determining the Fair Market Value purchase price, Fair Market Value will be based on the average closing price of a share of Common Stock as reported in the Wall Street Journal for the five trading days immediately preceding the date of the written notice of exercise to the Participant.

9.
Award Shares Subject to the Plan. By entering into this Agreement the Participant agrees and acknowledges that (a) the Participant has received and read a copy of the Plan and (b) the Award Shares are subject to the Plan, the terms and provisions of which are hereby incorporated herein by reference. Except as otherwise explicitly stated in this Agreement, in the event of a conflict between any term or provision contained herein and a term or provision of the Plan, the applicable terms and provisions of the Plan will govern and prevail. The grant of Award Shares pursuant to this Agreement shall not restrict in any way the adoption of any amendment to the Plan.

10.
Lock-Up of Award Shares. With respect to each grant of Award Shares, during the period beginning on the date of each grant of Award Shares until one year after such date of grant, the Participant agrees not to directly or indirectly, (i) offer, sell, offer to sell, contract to sell, hedge, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or sell (or announce any offer, sale, offer of sale, contract of sale, hedge, pledge, sale of any option or contract to purchase, purchase of any option or contract of sale, grant of any option, right or warrant to purchase or other sale or disposition), or otherwise transfer or dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future), the Award Shares subject to such grant, that are beneficially owned, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

11.
No Reliance on the Company. In making the Participant’s investment decision with respect to the receipt of the Award Shares, the Participant represents and warrants that he has not relied upon the Company, any of its affiliates, counsel to the Company, or any representative of any of the foregoing for any advice of any sort, including, but not limited to, tax or securities law advice.

12.
No Right to Continued Service. This Agreement shall not be construed as giving the Participant the right to be retained in the employ of, or in any other continuing relationship with, the Company or any of its affiliates.

13.
Amendment; Waiver. Subject to Sections 8.6.4 and 8.6.5 of the Plan, no amendment or modification of any provision of this Award Agreement shall be effective unless signed in writing by or on behalf of the Company and the Participant. No waiver of any breach or condition of this Award Agreement shall be deemed to be a waiver of any other or subsequent breach or condition whether of like or different nature.

14.
Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibit hereto, and their negotiation, execution, performance or nonperformance, interpretation, termination, construction and all matters based upon, arising out of or related to any of the foregoing, whether arising in law or equity, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions that would cause the application of the laws of any jurisdiction other than the State of Delaware.

15.
WAIVER OF JURY TRIAL. EACH PARTY HERETO IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING (INCLUDING COUNTERCLAIMS) RELATING TO OR ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS OR RELATIONSHIPS HEREBY CONTEMPLATED OR OTHERWISE IN CONNECTION WITH THE ENFORCEMENT OF ANY RIGHTS OR OBLIGATIONS HEREUNDER.

16.
Withholding. No later than the date the Company is required to deposit the required withholding taxes after the date or dates Participant receives any Award Shares, including Award Shares awarded pursuant to the anti-dilution provisions of Section 3 hereof, the Company shall pay to or on behalf of the Participant an amount, determined by Participant’s tax accountant on an estimated basis to be the actual amount necessary to satisfy the full amount of Participant’s federal, state, and local taxes required by law or regulation (collectively, “Taxes”) to be paid by the Participant as a result of the receipt of the Award Shares (the “Tax Payment”), together with an amount equal to any Taxes incurred by the Participant as a result of the Participant’s actual or constructive receipt of the Tax Payment and shall withhold and deposit such amount with the Internal Revenue Service on Participant’s behalf. In the event of any difference between the estimated Taxes and the actual Taxes paid, the parties agree to reconcile and remit any such difference within 60 days after the latest of the date or dates Participant files his annual federal and state income tax returns for the tax year in which the Tax Payment is paid or withheld. The Tax Payment provisions of this Section 15 shall not apply with respect to any Taxes arising in connection with a Realization Bonus that in the sole discretion of the Company is paid in the form of cash in the event of the Participant’s termination without Cause or resignation for Good Reason pursuant to Section 16 hereof.

17.
Realization Bonus. Upon the consummation of a Sale of the Company, a termination by the Company without Cause (as defined in Participant’s employment agreement with the Company signed on May 6, 2016 (the “Employment Agreement”)), or Participant’s resignation for Good Reason (as defined in the Employment Agreement) prior to the date that all of the Additional Grants under Section 1 have been granted, Participant will be entitled to receive either: (a) a cash bonus in an amount equal to the difference between the fair market value of the Award Shares then held by Participant and the fair market value of the Award Shares Participant would have received if he held five percent (5%) of the issued and outstanding shares of Common Stock of the Company (disregarding the fair market value attributable to shares disposed of by Participant prior to the Sale of the Company, termination without Cause or resignation for Good Reason), or (b) such Additional Grants as are necessary to increase the Participant’s total Award Shares granted hereunder to equal five percent (5%) of the shares of Common Stock issued and outstanding (clauses (a) or (b) hereof collectively, the “Realization Bonus”). The form of payment of the Realization Bonus in cash or in Common Stock shall be within the sole discretion of the Company. As used herein, “Sale of the Company” means: (i) a sale or other disposition of all or substantially all (more than 50% of the total gross fair market value of all of the assets of the Company immediately before such sale, determined without regard to any liabilities associated with such assets) of the Company to a person or persons acting as a group within the 12 month period ending on the date of the most recent sale to such person or group; (ii) a sale or other disposition of more than 50% of the combined voting power of the equity interests in the Company to a person or persons acting as a group within the 12 month period ending on the date of the most recent sale of equity interests to such person or group; or (iii) a merger or consolidation of the Company with or into another entity whereby the equity holders of the Company immediately prior to such merger or consolidation do not own 50% or more of the voting securities of the surviving company following such merger of consolidation. Notwithstanding the above, the term “Sale of the Company” shall not, however, include any future issuance of securities by the Company in a transaction designed to raise funds for its operation or expansion (e.g., where existing equity holders continue to hold their existing interests and will not receive any of the transaction proceeds), such as a secondary offering or a private offering transaction. The Realization Bonus will be paid on the consummation of the Sale of the Company (the “Closing Date”), or on the fifth day after termination without Cause or resignation for Good Reason. In the event of a Sale of the Company where any portion of the net transaction proceeds payable to stockholders is subject to a contingency, escrow or earn-out (“Contingent Payments”), the Participant’s share of any Contingent Payments will be paid at the same time and in the same manner as such Contingent Payments are made to stockholders generally in a manner intended to comply with the requirements of the transaction based payments exception under Section 409A of the Code. Notwithstanding anything contained herein to the contrary, no Contingent Payments will be payable to Participant, in his capacity as such, after the fifth anniversary of the Closing Date.

18.
Counterparts. This Agreement may be executed in counterparts (including by electronic transmission), each one of which shall be deemed an original and all of which together shall constitute one and the same Agreement.

19.	Headings. The headings and captions herein are inserted for convenience of reference only and are not intended to govern, limit or aid in the construction of any term or provision hereof.

20.
Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

21.
Entire Agreement. This Agreement and the Employment Agreement between the Company and the Participant dated May 6, 2016, together with all agreements referenced herein and the exhibit hereto, constitute the entire agreement and understanding among the parties hereto in respect of the subject matter hereof and thereof and supersede all prior and contemporaneous arrangements, agreements and understandings, both oral and written, whether in term sheets, presentations or otherwise among the parties hereto, or between any of them, with respect to the subject matter hereof and thereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

Trovagene, Inc.

By: /s/ Thomas H. Adams_______________
Name: Thomas H. Adams
Title: Chairman

PARTICIPANT

/s/ William J. Welch_____________________
Name: William J. Welch

Date: August 11, 2017